Exhibit 10.11

This CONTRACT OF EMPLOYMENT (the “Contract”) is made

between

Freyr AS

organization number 926 089 862

(hereinafter referred to as the “Company”)

and

Jan Arve Haugan

(hereinafter referred to as the “Employee”)

The Company was established as a result of a merger of Freyr AS with organization number 920 388 620 (“Freyr”) and certain other companies (the “Transaction”) by way of a Business Combination Agreement signed on 29 January 2021 (the “BCA”). This Contract shall be effective on the date of the Second Closing (as defined in the BCA) (the “Commencement Date”). For the purpose of this Contract, “Company” means Freyr AS with organization number 926 089 862, together with its subsidiaries, affiliates, successors or assigns, the “Group”.

1	Position, term, place of work, reporting line

1.1	Prior to the Transaction, the Employee was employed as Chief Operating Officer and deputy CEO of Freyr. The Employee will continue his employment with the Company in the position as Chief Operating Officer and deputy CEO, thereby forming a continuous employment which began on 01.01.2021. The Employee has worked approximately 40% for Freyr in January, 60% in February and will work 100% from March 2021.

1.2	The Employee’s place of work shall be the Company’s offices, for the time being in Lysaker. The Employee acknowledges that the Employee’s work may necessitate a considerable amount of travel, also abroad.

1.3	The Employee shall report to the CEO.

2	Duties

2.1	A job description will be made with the Employee that describes the Employee’s responsibilities for the operations of the Company. These responsibilities will relate to at least, but not necessarily limited to: Project development, project execution, procurement, operations and safety.

2.2	The Employee is obliged to carry out the duties that are or will be assigned to the Employee’s position and that naturally fall within the scope of the position or other duties as the Company may reasonably require. The Company may issue instructions and guidelines which the Employee shall adhere to as part of this Contract.

2.3	The Employee shall devote the Employee’s full working capacity to the Company and the Employee’s duties under this Contract. Subject to the Side Letter attached hereto as Annex 1, the Employee shall not, without the Company’s prior written consent, undertake any other work, paid or unpaid, whether for the Employee’s own account or for any other employer or principal. The Company will not obstruct the Employee from taking on external Board memberships without significant concrete reason.

3	Working hours

3.1	The Employee shall be employed full time, 7,5 hours per day excluding lunch break, with working hours as determined by the Company at any time.

3.2	The Employee recognizes that the Employee has a managerial and/or particularly independent position and is exempted from the working time provisions in the Norwegian Working Environment Act (Nw.: Arbeidsmiljøloven). No extra compensation is paid in respect of any overtime work required, unsocial hours, travel time etc., cf. Section 10-12 of the Working Environment Act. Work beyond regular office hours must be expected. The Employee shall work such hours as necessary for the proper performance of the Employee’s duties.

4	Salary

4.1	The Company shall pay the Employee a gross base salary at the rate of NOK 5 million per annum, inclusive of compensation for overtime.

4.2	The Employee’s salary shall be paid on the 20 day of each month to the bank account provided by the Employee, in instalments of 1/12 of the annual amount. No salary is paid during vacation periods. Instead, a holiday allowance pursuant to the provisions of the Holidays Act (Nw.: Ferieloven) is paid during holiday absence.

4.3	The Employee’s salary shall be reviewed annually on 1 January, the first review to be done with effect from 01.01.2022.

5	Bonus and incentives

5.1	The Employee will participate in the Company’s bonus scheme, terms (including participation) and objectives of which are at any time under the sole discretion of the Company.

5.2	The Employee may be eligible for consideration of an annual bonus of up to nine months base salary.

5.3	Such bonus is interpreted and deemed to be inclusive of holiday allowance, statutory payable bonus or profit sharing or other statutory benefits. At payment, holiday allowance, statutory payable bonus or profit sharing or other statutory benefits will be deducted from the bonus amount.

5.4	The Employee may participate in the Company’s LTIP, terms and objectives of which are at any time under the sole discretion of the Company.

5.5	If at any time in the three-year period after any bonus, option or other award is paid to the Employee the Company or Group is required to restate its accounts to a material extent or the Company becomes aware of any material malfeasance or material wrongdoing on the Employee’s part, then the Company shall be entitled to recalculate the bonus that it would have awarded in each financial year, had these facts been known at the time the award was granted. The Employee shall be liable for and, if so required by the Company, to repay on demand the difference between such recalculated bonuses and the aggregate value of the awards actually granted to the Employee.

6	Vacation and holidays

6.1	The Employee is entitled to 25 days of vacation per calendar year, including Company shut down days, with holiday allowance in accordance with the Holidays Act, as well as statutory determined holidays. Vacation days must be taken at times appropriate to the local work situation, approved beforehand by the Employee’s direct manager.

7	Other benefits

7.1	Limitations Only gross base salary according to clause 4.1 – and no other benefits – shall generate basis for pension benefits and holiday allowance.

7.6	Social security In addition to statutory state provided schemes, the Employee is entitled to participate in the Company’s pension scheme and life, accident, and travel insurance schemes.

Such additional benefits may be altered at the Company’s discretion, though without affecting accrued entitlements.

7.7	Laptop, mobile phone, etc. The Company will provide the Employee with a laptop for business use.

The Company will provide the Employee with a mobile phone and cover reasonable cost for business use and, to a reasonable extent, private use in accordance with the Company’s policies. Further, the Company will reimburse 50% of internet subscription at home and two business journals/newspaper subscriptions.

8	Deduction from salary, etc.

8.1	Deductions from salary, bonus, and vacation and holiday allowance may be made to the extent permitted by the Working Environment Act Section 14-15, and, e.g. under the following circumstances:

(i)	Amounts received as advance on travel or business expenses or loans from the Company.

(ii)	Incorrect or advance payments in salary, bonus, awards, vacation, or holiday allowance.

9	Illness

9.1	The Employee is entitled to sick pay in accordance with statutory provisions or extended Company rules according to the Company’s policies.

9.2	The Employee is obliged to report any absence due to illness or accident to the Company without undue delay.

10	Business expenses

10.1	The Company shall on the presentation of invoices or vouchers or other evidence of actual payment, reimburse the Employee for all expenses, including business travel expenses, reasonably incurred by the Employee in the performance of the Employee’s duties under the Contract, and in accordance with the Company’s policies.

10.2	Until a separate agreement regulating travel expenses for the Employee has been agreed, the parties agree that the Employee is to be compensated for travel expenses according to the Norwegian state’s travel policy.

11	Code of conduct and provisions

11.1	The Employee shall comply with all codes of conduct and all other rules and regulations applicable to the Employee’s duties and to the business of the Group.

11.2	The Employee shall comply with the Company’s prevailing policies, rules, and procedures, and all other applicable instructions laid down in the Company guidelines, personnel handbook or similar manuals.

11.3	The Employee is obliged, without delay, to read and understand the Company’s rules, regulations, and guidelines which are disclosed on the Company’s intranet, or presented on other mediums.

12	Confidentiality

12.1	The Employee acknowledges that the Employee will acquire access to confidential information of the Group consistent with their position. The Employee agrees that all such confidential information is disclosed to the Employee in confidence and is strictly for the Employee’s use on behalf of the Group.

12.2	The Employee shall not make use of or disclose to any person, and shall use the Employee’s best endeavors to prevent the use, publication or disclosure of any information of a confidential or secret nature concerning the business of the Company or the Group, that comes to the Employee’s knowledge during the course of or in connection with the Employee’s employment with the Company, or concerning the business of any person having dealings with the Company or the Group and which is obtained directly or indirectly in circumstances in which the Company or the Group is subject to a duty of confidentiality in relation to that information.

12.3	For the purpose of this clause, information of a confidential or secret nature means non-public information of the Company or the Group, including but not limited to business plans, products, technical data, specifications, documentation, presentations, product plans, business methods, product functionality, customer information, contracts, formulas, competitive analysis, databases, formats, methodologies, strategic plans, marketing plans, customer lists, prospect lists, pricing information or information related to engineering, marketing or finance, regardless of whether such documents are marked confidential or not and regardless of whether such information exists in written form or stored by electronic media or on other form of information carrier.

12.4	This clause 12 shall continue to apply after the termination of the Employee’s employment with the Company, whether terminated lawfully or not, without limitation in time.

12.5	The Employee is prevented from malicious disparage or otherwise making harmful or unfavorable statements regarding the Company or the Group or any of its services, operations, processes or methods.

12.6	The Employee acknowledges that any breach of confidentiality during the Employee’s employment or at any time thereafter may lead to liability and may constitute grounds for dismissal and/or render the Employee liable to legal action and/or damages.

13	Non-competition and non-solicitation

13.1	The Employee may not, during the employment relationship and for a period of six months after the end of the agreed notice period, take employment with, have ownership interests in, or in any other way – directly or indirectly – be involved in any activity that wholly or partially competes with the Company or other companies in the Group. The Employee shall similarly not engage in or perform work for customers and/or suppliers, if such activity can be deemed to have any negative impact to the competitive situation of the Company or the Group.

13.2	The Employee must not, in relation to the termination and for a period of six months after the end of the agreed notice period, directly or indirectly solicit or otherwise engage in direct or indirect communication with any present or past customers, suppliers or partners of the Company or the Group for himself or any other person. This applies to customers, suppliers or partners that the Employee has had contact with or been responsible for in any way during the last year before a statement is given by the Company in accordance with clause 13.6 below.

13.3	The Employee shall not during the same period of six months, directly or indirectly solicit, recruit, or endeavor to entice away any of the Company or the Group’s employees.

13.4	The Company may decide in writing at any time during or in connection with termination of the employment relationship that the provisions in 13.1 to 13.3 shall not apply in whole or in part.

13.5	In case of any uncertainty as to whether an activity is covered by the prohibitions set out in this clause, the Employee is obliged both during the employment relationship and following a termination to present the issue to the Company and await a written statement from the Company before engaging in any relevant activity.

13.6	The Company shall provide a written statement on the applicability of clause 13.1 and 13.2 within four weeks after a request from the Employee or after termination of the employment relationship from the Employee. In case of a termination from the Company, the statement shall be given at the same time as the notice of termination or within one week after summary dismissal. The restrictions in clause 13.1 and 13.2 may be discharged in case a written statement as mentioned is not given in accordance with this clause 13.6.

13.7	If the prohibition against competition, cf. clause 13.1, shall apply, the Company shall compensate the Employee during the prohibition period corresponding to the Employee’s base salary calculated on the basis of the Employee’s annual salary the last 12 months. The compensation does not form basis for holiday pay or pension entitlements.

If the Employee acquires or receives income in the prohibition period, the Company is entitled to reduce the compensation correspondingly, up to a maximum of half of the total compensation the Employee could be entitled to from the Company. The Employee shall provide the Company information regarding income from work in the prohibition period. If the Employee does not meet this requirement, the Company is entitled to withhold compensation until the information is presented.

13.8	In the event of violation of the provisions of clauses 13.1 to 13.3, the Company may demand that the infringement immediately ceases and may take necessary legal actions. In the event of violation, the Employee shall pay liquidated damages equal to minimum three months’ base salary or indemnify the Company’s financial loss if greater. In addition, the Company may demand that the Employee pays the enrichment he and/or new employer/client etc. have achieved as a result of the illegal situation. Payment of compensation does not entail that the infringement may continue.

13.9	If the aforementioned clause is in conflict with mandatory legislation, the clause is maintained to the extent it is in accordance with legislation. In the event of the introduction of new statutory provisions that regulate the validity of the above clause, the Company may unilaterally make the necessary amendments to the clause. The Company may not by way of such amendments extend the scope of the clause.

14	Restrictions on use of email and internet

14.1	The Company’s electronic mail system, internet subscription and all other data systems are the exclusive property of the Company.

14.2	The Company’s electronic mail system, internet subscription and all other data systems shall be, as far as possible, used by the Employee solely in connection with the Employee’s work for the Company.

14.3	The Employee acknowledges that the Employee shall have no right to access and shall not access the Company’s electronic mail system or other data systems after termination of employment.

15	Intellectual property

15.1	All intellectual property rights, including patentable inventions, trademarks, design rights or copyrights, that are created or developed by the Employee during the course of his employment with the Company shall fully and wholly devolve upon and be the property of the Company or shall be transferred to the Company if such transfer is necessary under applicable statutory legislation. The same applies to similar creations that are not legally protected by patent, copyright or similar but that the Company or the Group has an interest in employing.

15.2	The Company shall by virtue of the employment relationship have an unrestricted, exclusive and gratuitous right to exploit such intellectual property rights and creations. Such intellectual property rights and creations shall without exception be deemed to have been created or developed in the course of the Employee’s employment if the exploitation of the right or creation falls within the scope of the Company or the Group’s business. This applies notwithstanding that the Employee has created or developed the right outside working hours or outside the Company’s premises.

15.3	The Employee is not entitled to any separate compensation for the Company’s utilization of rights as mentioned in this clause. The Employee shall unsolicited inform the Company of any rights that may fall within the scope of this clause, unless it is obvious that the Company is already aware of the right.

16	Termination and notice

16.1	The employment relationship may be terminated by each of the parties based on a mutual notice period of three months. Termination shall be notified in writing, and the notice period shall be calculated from and including the first day of the month following the issuance of such notice.

16.2	The Employee will be entitled to accelerated vesting of all options received in accordance with clause 5.4 and a salary compensation equal to 1,5 times base annual salary (which shall include the notice period) if:

i.	the Employee is asked by the Company to terminate the employment, and provided that the Employee does not dispute such termination, for any other reason than where the Employee (a) commits an act of gross misconduct or shows gross breach of duty which can justify termination of the employment agreement with immediate effect according to applicable law; (b) commits any serious breach or (after warning) repeated or continued material breach of the Employee’s obligations under the Contract; (c) is guilty of fraud, dishonesty or conduct tending to bring the Employee or the Company into disrepute; (d) is declared bankrupt; (e) is convicted of any criminal offence; or (f) reaches the Company’s retirement age, or

ii.	where the Employee’s employment is terminated within 12 months of a change of control of the Company as defined in the Company’s LTIP and the Employee’s employment has been terminated for a reason other than those listed in clause 16.2 i. (a) – (f) above, provided that the Employee must be available to work for the Company full time for a period of 12 months.

No severance payment shall be paid and the Employee shall not be entitled to accelerated vesting of options if the Employee disputes the termination, retires or terminates the employment.

If the Company terminates this Contract and at the same time offers a new position in the Company in accordance with clause 16.3, the Employee shall not be entitled to any accelerated vesting of options and salary compensation under this clause 16.2.

16.3	If the Company wishes to change the Employee’s role’s content significantly and beyond what lies within management’s prerogative, and therefore terminate this Contract at the same time as offering a new one, and the Employee does not accept the new contract, with the result being that the employment relationship is either terminated by the Company or the Employee, and provided that the Employee does not dispute such termination, the Employee shall be compensated with NOK 6 million, to be paid with the last ordinary salary payment. Notice period and any other elements in the Employee’s package, such as bonus and holiday pay, are included in this figure.

The Employee will not lose the options already granted to him. These will vest and be exercised by the Employee as per the Employee’s stock option letter and the Company’s Stock Option Plan. The Employee is allowed to exercise all vested options at any point in the two-year exercise period. When the Employee exercises the options, he will subtract the NOK 6 million already paid in compensation from the proceeds and pay this amount to the Company.

Should the Company choose to apply the non-compete part of this Contract, salary during the three months’ notice period and the additional six months non-compete period will be paid to the Employee on a monthly basis. The six months of non-compete related salary are separate to the NOK 6 million compensation and are not to be subtracted from the proceeds of any sale of options the Employee might make.

16.4	Upon termination of employment, the Employee shall return to the Company all property in the Employee’s possession, custody or control belonging to the Company, including but not limited to business cards, credit and charge cards, keys, security and computer passwords, mobile phones, personal computer equipment, original and copy documents or other media on which information is held in the Employee’s possession relating to the business or affairs of the Company.

16.5	Upon termination of employment, the Employee shall repay any debts to the Company, and release the Company of any guarantee or security for loans or responsibilities on behalf of the Employee.

17	Probationary period

17.1	The Employee will initially serve a six months probationary period commencing on 1 January 2021. If the Employee has been absent from his employment during the trial period, the Employer may extend the trial period by a period equal to the length of the absence. An extension may only take place when the Employee has been notified in writing of the extension before the end of the trial period. The right to extend the trial period shall not apply to absences caused by the Company. During the probationary period the parties have a mutual right to terminate the employment by giving a one month’s written notice. This clause overrules clause16.1.

18	Garden leave

18.1	If the Company or the Employee gives notice to terminate the Contract, the Employee agrees, subject to the Company continuing to provide the Employee’s salary and contractual benefits (other than bonuses), that the Company may, immediately following the date that the termination has been handed over, or at any time during the period of notice (three months) or any part of such period, in its absolute discretion require the Employee (i) to perform only such duties as it may allocate to the Employee, (ii) not to have any contact with customers, clients, suppliers, employees or member of the Company, (iii) not to attend any premises of the Company, (iv) resign as a director or from any office of the Company, and / or (v) to take any accrued holiday and/or the Company may appoint another person to perform the Employee’s responsibilities jointly and require the Employee to provide such handover and transitional services as may be reasonably required.

19	General

19.1	This Contract of Employment including Annex 1 and Annex 2 attached hereto shall regulate all matters relating to the Employee’s employment with the Company and shall, as from the Commencement Date, replace any and all former agreements or arrangements between the Employee and the Company relating to the Employee’s employment with the Company. For the avoidance of doubt, the terms of the 2021 Equity Incentive Plan of Pubco (the “Share Plan”) and any award agreement(s) in standard form (“Award Agreement”) do not form part of this Contract and upon the termination of this Contract, the Employee shall not have any claims for damages or compensation in relation to it (whether by way of damages, compensation for loss of employment or otherwise) in relation to any equity or equity compensation, which will be governed by the terms of any applicable Share Plan and Award Agreement.

19.2	The Company will at payment of salary, bonus, allowances etc. withhold taxes, also related to taxable benefits, from such payable compensations and pay the withheld taxes to appropriate authorities in accordance with statutory provisions. The Employee acknowledges and agrees that any further tax liability on the Employee’s hand shall be carried solely by the Employee.

19.3	The Employee acknowledges that the Employee has carefully read this Contract, has had an opportunity to discuss it with advisors should so be desired, and understands all the terms and conditions therein.

19.4	In respect of all issues not regulated by the terms of this Contract, statutory provisions shall prevail.

19.5	If any provision of this Contract should be declared legally invalid or unenforceable by a competent court, such declaration shall in no way effect the validity or enforceability of any other provision thereof, nor shall any such declaration of legal invalidity or unenforceability operate to nullify or rescind this Contract, but shall only serve to render ineffective any such provision declared legally invalid or unenforceable. In lieu thereof, there shall be added a provision as similar in terms to such illegal, invalid and unenforceable provision as may be possible and be legal, valid and enforceable.

19.6	This Contract shall be governed by and construed in accordance with Norwegian law, including any statutory modification or re-enactment during the time the Contract being in force.

***

[signature page follows]

This Contract of Employment has been prepared and signed by the parties of this Contract of Employment in two identical original copies, one copy having been delivered to and to be retained by each of the parties.

For the Company	Employee

/s/ Tom Einar Jensen	/s/ Jan Arve Haugan
Name: Tom Einar Jensen	Name: Jan Arve Haugan

Date: 18.05.2021	Date: 09/05/2021

/s/ Torstein Dale Sjøtveit
Name: Torstein Dale Sjøtveit
Position: Executive Chairman of the Board of Directors
Date: 26.05.2021

Annex 1 – Side Letter

To: FREYR Battery

v/Tom Einar R. Jensen

CC Hege Norheim

From: Jan Arve Haugan

Contract of employment article 2.3

Reference is made to the article 2.3 in my employment contract with Freyr AS.

Quote

The Employee shall devote the Employee’s full working capacity to the Company and the Employee’s duties under this Contract. Subject to the attached Side Letter, the Employee shall not, without the Company’s prior written consent, undertake any other work, paid or unpaid, whether for the Employee’s own account or for any other employer or principal. The Company will not obstruct the Employee from taking on external Board memberships without significant concrete reason.

Unquote

In accordance with the above requirement please confirm in writing that I in the role as Chief Operating Officer and deputy CEO can continue as:

a)	Non-executive director and member of the Board of Directors in Aker Solutions ASA
b)	Member of the Audit Committee for the same BOD in Aker Solutions ASA
c)	Industrial Advisor to the CEO of Aker Horizons AS (ref. Advisory Agreement)
d)	Member of the Board of Directors in a small private company Meråker Hydrogen AS

Thanks in advance for the formal reply.

With best regards

Jan Arve Haugan
/s/ Jan Arve Haugan
Date: 09/05/2021

Approved by the Company:

/s/ Tom Einar Jensen
Name: Tom Einar Jensen
Position: CEO
Date: 18 May 2021

Annex 2 - Options

The following has been agreed between Freyr and the Employee in the executed term sheet forming the basis of this Contract:

●	Award options to acquire 200.000 shares in the Company at a base price of USD 10 per upon the closing of the Adama transaction.

●	Each option shall entitle the holder thereof to a cash payment equal to the positive difference, if any, of the fair market value of a share of Company stock over USD 10 at the time of execution.

●	Existing options in current Freyr AS that have been awarded to the Employee will vest upon the closing of the Adama transaction. The vested options will convert into warrants in new Freyr according to transaction split.

●	These options and warrants shall vest and enter execution period according to performance related milestones in the period 31/12 2022 to 31/12 2025 on terms to be determined by the Board of New Freyr.

●	In addition, award 50.000 warrants in New Freyr with a strike price @11,5USD per share and with a cap @18USD per share with a right to sell to the company at the earliest 30 days after closing of the merger.

●	New performance incentives to be awarded annually for 2022 and onwards in accordance with the LTiP Program of the company to be decided by the Board of New Freyr.